UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


        BLACKROCK NEW YORK INVESTMENT QUALITY MUNICIPAL TRUST INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Auction Rate Preferred
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  09248L-20-5
                                  09248L-30-4
                                (See Item 2(e))
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /X/       Rule 13d-1(b)
   / /       Rule 13d-1(c)
   / /       Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                EXPLANATORY NOTE


This statement on Schedule 13G (this "Statement") amends and supplements, as Amendment No. 2, the statement on Schedule 13G filed on February 13, 2009 (the "Initial 13G"), which was amended on February 3, 2010 by Amendment No. 1 to the Initial 13G ("Amendment No. 1"). This statement is being filed by the Reporting Persons (as defined below) to report the Initial 13G and Amendment No. 1 were each filed in error and should be treated as if each were withdrawn. The Initial 13G and Amendment No. 1 were not required to be filed because the Reporting Persons were not, and currently are not, beneficial owners of any equity security of the Issuer.

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

                                   SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2010




                      CITIGROUP GLOBAL MARKETS INC.



                      By: /s/ Ali L. Karshan
                         --------------------------------------------
                         Name:   Ali L. Karshan
                         Title:  Assistant Secretary



                      CITIGROUP FINANCIAL PRODUCTS INC.



                      By: /s/ Ali L. Karshan
                         --------------------------------------------
                         Name:  Ali L. Karshan
                         Title: Assistant Secretary



                      CITIGROUP GLOBAL MARKETS HOLDINGS INC.



                      By: /s/ Ali L. Karshan
                         --------------------------------------------
                         Name:  Ali L. Karshan
                         Title: Assistant Secretary



                      CITIGROUP INC.



                      By: /s/ Ali L. Karshan
                         --------------------------------------------
                         Name:   Ali L. Karshan
                         Title:  Assistant Secretary


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